UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Crailar Technologies, Inc.

File No. 000-50367 – CF #30710

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       Crailar Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 5, 2014, as amended on February 21, 2014 and May 6, 2014.

       Based on representations by Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 6, 20203
Exhibit 10.2	through November 6, 2023
Exhibit 10.6	through December 19, 2023
Exhibit 10.7	through January 1, 2017
Exhibit 10.8	through December 13, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary